October 21, 2016

EDGAR

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form N-CSR John Hancock Funds II (the “Registrant”) File No. 811-21779

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to the Investment Company Act of 1940 and the Securities Exchange Act of 1934 is the Registrant’s Form N-CSR filing for the period ending August 31, 2016.

If you have any questions or comments regarding this filing, please contact the undersigned at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone
Salvatore Schiavone Treasurer